

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2021

Philip Gross
Chief Executive Officer and Director
Snow Lake Resources Ltd.
242 Hargrave Street, #1700
Winnipeg, Manitoba R3C 0V1 Canada

     Re: Snow Lake Resources Ltd.
        Amendment No. 5 to Registration Statement on Form F-1
        Filed October 27, 2021
        Amendment No. 4 to Registration Statement on Form F-1
        Filed October 22, 2021
        File No. 333-254755

Dear Mr. Gross:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form F-1

Risk Factors
If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed, page 11

1.   Please update your disclosure in this risk factor by highlighting your recent net losses.

The coronavirus pandemic may cause a material adverse effect on our business, page 12

2.   You disclose that as a result of the measures adopted by the Province of Manitoba and the federal government of Canada, certain of your mining exploration activities have been

delayed, and at this time you are focusing on completing lab work and technical report writing using the field data that you have previously compiled. You thereafter disclose that you expect to get back to having "boots on the ground" work such as core sampling and test drilling later in the fall and winter of 2021. Please provide an update on your operations, including if you are currently operating in Manitoba or otherwise still completing lab and technical work remotely, and if so, please update as to when you expect to complete core sampling and test drilling on the ground. For guidance, see the Division's Disclosure Topic No. 9 and 9A on COVID-19.

 You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Paul Levites